UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 31 March, 2023

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No X

ENCLOSURES:

Sens Announcement dated 27 March 2023: Broad-Based Black Economic Empowerment Act 53 of 2003 (the B-BBEE Act): Annual Compliance Report

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share code:               JSE: SOL               NYSE: SSL
Sasol Ordinary ISIN codes:                ZAE000006896      US8038663006
Sasol BEE Ordinary Share code:       JSE: SOLBE1
Sasol BEE Ordinary ISIN code:          ZAE000151817
(Sasol or the Company)

BROAD-BASED BLACK ECONOMIC EMPOWERMENT ACT 53 OF 2003 (THE B-BBEE ACT): ANNUAL COMPLIANCE REPORT

In accordance with paragraph 16.21(g) and Appendix 1 of Section 11 of the JSE listings requirements, notice is hereby given that Sasol's annual compliance report, in terms of section 13G(2) of the B-BBEE Act, is available on the Company's website at https://www.sasol.com/about-sasol/company-profile/overview

27 March 2023
Johannesburg

Sponsor: Merrill Lynch South Africa Proprietary Limited t/a BofA Securities

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 31 March 2023

By:          /sgd/M du Toit
Name:    M du Toit
Title:       Group Company Secretary